Exhibit 2.4

AMENDMENT NO. 2
to
BUSINESS TRANSFER AGREEMENT

This Amendment No. 2 (this “Amendment”) is made and entered into as of December 24, 2012, by and between Orchid Chemicals & Pharmaceuticals Ltd., a company incorporated under the Act (“Orchid”), and Hospira Healthcare India Private Limited, a company incorporated under the Act (“Hospira”), for the purpose of amending that certain Business Transfer Agreement, dated as of August 29, 2012, as amended, by and among Orchid, Mr. K. Raghavendra Rao and Hospira (as amended, the “Agreement”). Capitalized terms not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, the Parties have agreed to amend the terms relating to certain termination events under the terms of the Agreement.

NOW, THEREFORE, in consideration of the mutual promises made by the parties hereto and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.    Amendments to Agreement.

A.    Clause 12.1.2(e) of the Agreement is hereby amended and restated in its entirety to read as follows:
"12.1.2(e)    the Closing has not occurred (other than through the failure of the Purchaser to comply fully with its obligations under this Agreement) on or before March 31, 2013;"
B.    Clause 12.1.3(b) of the Agreement is hereby amended and restated in its entirety to read as follows:
"12.1.3(b)    the Closing has not occurred (other than through the failure of the Seller to comply fully with its obligations under this Agreement) on or before March 31, 2013;"
2.    General. Except as amended by this Amendment, the terms and conditions of the Agreement shall remain in full force and effect.
3.    Governing Law. The internal laws of India (without giving effect to any choice or conflict of law provision or rule (whether of India or any other jurisdiction) that would cause the application of laws of any other jurisdiction) govern all matters arising out of or relating to this Amendment and its Exhibits and all of the transactions it contemplates, including its validity, interpretation, construction, performance and enforcement and any disputes or controversies arising therefrom or related thereto.
4.    Entire Agreement. This Amendment, the Agreement and the exhibits, schedules and addendums hereto and thereto, constitute the entire agreement of the Parties relating to the subject matter hereof and supersede all previous written or oral negotiations, commitments and writings.

5.    Execution in Counterparts. This Amendment may be executed in multiple counterparts, each of which when so executed and delivered shall be deemed an original, but all of which together shall constitute one and the same instrument, and any Party may execute this Amendment by signing any one or more of such originals or counterparts. The delivery of signed counterparts by facsimile transmission or electronic mail in “portable document format” (“.pdf”) shall be as effective as signing and delivering the counterpart in person.

***SIGNATURE PAGE FOLLOWS***

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first set forth above.

ORCHID CHEMICALS & PHARMACEUTICALS LIMITED		HOSPIRA HEALTHCARE INDIA PRIVATE LIMITED

By:	/s/ K. Raghavendra Rao	By:	/s/ C. Bhaktavatsala Rao
Name: K. Raghavendra Rao		Name: C. Bhaktavatsala Rao
Title: Chairman and Managing Director		Title: Managing Director

By:	/s/ K. Raghavendra Rao
Name: K. Raghavendra Rao